Contact

www.linkedin.com/in/alan-
murray-3894b6125 (LinkedIn)

Alan Murray

Chairman and Board Member at Food, Beverage & Packaging
Companies
Naples, Florida, United States

Summary

Active Chairman, Board Member and former CEO in the natural
foods, food ingredients and packaging industries. Regular speaker
as a leading expert in growth stage companies. Advisor to venture
and private equity. Featured in consumer publications.

Experience

Food, Beverage & Packaging Companies
Chairman and Board Member
February 2012 - Present (10 years 7 months)

Sambazon
Chairman & Board Member
March 2015 - Present (7 years 6 months)

GoodBelly by NextFoods
CEO
March 2010 - November 2019 (9 years 9 months)

SunOpta
Chairman Of The Board
January 2014 - November 2018 (4 years 11 months)

Tetra Pak
Chief Executive Officer (North America)
February 2001 - February 2010 (9 years 1 month)
United States

Education

University of Cape Town
Biochemistry · (1977 - 1980)